[logo] PIONEER Investments(R)

August 7, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Pioneer Fundamental Growth Fund
       Application to withdraw post-effective amendment to Registration Statement on Form N-1A (File Nos. 333-89354 and 811-21108)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended, Pioneer Fundamental Growth Fund (the "Registrant") hereby applies for the Commission's consent to the withdrawal of a post-effective amendment to a registration statement on Form N-1A pertainig to Pioneer International Equity Fund, incorrectly filed under the Registrant's registration number, File No. 333-89354, on July 29, 2008 (SEC Accession No. 0001174520-08-000007) (the
"Amendment").

Pioneer International Equity Fund is a different registrant. The
Amendment was filed under the Registrant's registration number as a result of a clerical error. No securities of Pioneer Fundamental Growth Fund were sold in connection with the Amendment.

Kindly forward any questions about this application to the undersigned at
(617) 422-4952 or Toby R. Serkin, Esq. at (617) 951-8760.

                         PIONEER FUNDAMENTAL GROWTH FUND

                          By: /s/ Christopher J. Kelley
                              Christopher J. Kelley
                              Assistant Secretary

Pioneer Investment Management, Inc.
60 State Street
Boston, MA 02109-1820

"Member of the UniCredit Banking Group, Register of Banking Groups."